MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

This Management's Discussion and Analysis ("MD&A") of BTQ Technologies Corp. ("BTQ", or the "Company") is for the quarter ended June 30, 2026 and is dated August 13, 2026. The MD&A should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and related notes for the quarter ended June 30, 2026. The condensed interim consolidated financial statements are prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and all monetary amounts are expressed in Canadian dollars unless otherwise stated. The following comments may contain management estimates of anticipated future trends, activities, or results. There are no guarantees of future performance since actual results could change based on other factors and variables beyond management control.

The management of the Company is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures, and internal controls and to ensure that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable. The Company's board of directors (the "Board") follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The Board's audit committee meets with management quarterly to review the financial statements and the MD&A and to discuss other financial, operating, and internal control matters.

Additional information relating to the Company is available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

DESCRIPTION OF BUSINESS AND OVERVIEW

The principal activity of the Company is the development of computer-based technology related to post-quantum cryptography, particularly as it applies to blockchain and related technologies, and their protection from the emerging security risk of quantum computing. Backed by a broad patent portfolio, BTQ is seeking to deliver a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

BTQ is listed on Cboe Canada and the Nasdaq Global Market (the "Nasdaq") under the ticker symbol "BTQ". The Company commenced trading on Nasdaq on September 26, 2025.

Acquisition

On December 31, 2021 (as amended on April 29, 2022, July 30, 2022, and November 29, 2022), the Company entered into a share exchange agreement with BTQ AG (the "Acquisition"). BTQ AG was incorporated in the Principality of Liechtenstein on March 26, 2021 by a group of experienced post-quantum cryptographers with an interest in addressing the urgent security threat that a large-scale universal quantum computer poses to the Bitcoin network.

In connection with the Acquisition, the Company completed a private placement (the "Offering") of 18,001,250 subscription receipts at a price of $0.40 per subscription receipt, for gross proceeds of $7,200,500, with each subscription receipt automatically converting with no additional consideration into one post-Consolidation Share (each as defined below) concurrent with the closing of the Acquisition.

On February 17, 2023, the Company closed the Acquisition resulting in the issuance of 92,000,000 post-Consolidation Shares to the BTQ AG shareholders. Concurrent with the closing, the Company changed its name from Sonora Gold & Silver Corp. ("SOC") to BTQ Technologies Corp. and completed a consolidation (the "Consolidation") of its common shares on the basis of ten pre-Consolidation shares to one post-Consolidation share (each, a "Share"). Immediately following the Consolidation, and excluding those Shares issued pursuant to the Acquisition or the Offering, the former securityholders of SOC held an aggregate of 8,747,629 Shares and 350,000 stock options in the Company. All Share amounts have been retroactively restated to reflect the Consolidation for all periods presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

On closing of the Acquisition, the gross proceeds of $7,200,500 from the Offering were released from escrow and each subscription receipt was converted into one Share. In connection with the Acquisition, the Company issued 2,500,000 Shares with a fair value of $1,000,000 to a finder as a success fee. In connection with the Offering, the Company also paid $93,174 in finders' fees and issued 232,936 finders' warrants exercisable at an exercise price of $0.40 per Share for a period of two years.

Highlights for the period ended June 30, 2026

On January 15, 2026, the Company invested $694,320 (US$500,000) in redeemable convertible preferred shares of Keypair Co. Ltd., a technology company located in South Korea.

During the six months ended June 30, 2026, the Company issued 579,800 common shares for proceeds of $4,465,233. In relation to the financing, the Company incurred share issuance costs of $873,706.

Highlights for the year ended December 31, 2025

On July 11, 2025, the Company issued 5,555,555 common shares at $7.20 per share for gross proceeds of $39,999,996. In connection with this offering, the Company incurred a finder's fee of $2,800,000 and share issuance costs of $109,589. The Company also issued 138,888 finder's warrants exercisable at $12.60 per common share expiring on July 11, 2030.

On October 27, 2025, the Company entered into a Share Subscription Agreement and a Development Service Agreement with ICTK Co., Ltd. (the "ICTK Agreements"), a technology company located in South Korea. Under the Share Subscription Agreement, the Company acquired 452,058 common shares of ICTK for KRW 7,180,489,272 (approximately $6.8 million) on December 19, 2025. Under the Development Service Agreement, the Company has engaged ICTK to carry out the development work (the "Services") related to Quantum Computation-In-Memory ("QCIM") IP verification and development of a quantum security chip incorporating QCIM application for US$10,000,000. The amount is to be paid by the Company in installments based on the Company's acceptance of each relevant milestone. Each party provides rights to use its background technology and know-how only for the performance of the Services, and the parties jointly own the intellectual property developed under the agreement. The Company will need to enter into a separate agreement with ICTK to commercialize the deliverables.

On November 7, 2025, the Company entered into an Ordinary Share Subscription Agreement and acquired 217,865 shares of QPerfect SAS (“QPerfect”), a technology company located in Strasbourg, France, for $3,263,521 (€2,000,000) which resulted in a 15.29% interest. Concurrent with the completion of this investment, the Company provided notice to exercise its option to acquire the remaining shares of QPerfect (the “QPerfect Acquisition”) which will be paid in cash and common shares of the Company. The closing of the QPerfect Acquisition was subject to France’s foreign direct investment approval process and final approval of Cboe Canada. On July 7, 2026, the Company issued 2,195,929 common shares and paid $3,306,416 (€2,024,000) to complete the exercise of its option to acquire the remaining shares of QPerfect.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

DISCUSSION OF OPERATIONS

Principal Products

During fiscal 2025, the Company executed a significant strategic realignment, streamlining its product portfolio around three commercially focused product lines: QCIM, Bitcoin Quantum, and Quantum Stablecoin Settlement Network ("QSSN"). If the QPerfect Acquisition is completed, it is expected to provide the Company with vertically integrated quantum computing capabilities. The Company deprecated earlier-stage research programs to consolidate resources around what it believes to be its highest-value commercial opportunities.

QCIM

QCIM is the Company's flagship hardware product: a quantum-secure compute-in-memory chip designed to implement fast, crypto-agile, energy-efficient post-quantum cryptography directly in silicon. QCIM supports NIST-standardized post-quantum cryptographic algorithms, including ML-KEM and ML-DSA, in a compact, low-power form factor suitable for deployment in constrained environments such as smart cards, IoT endpoints, mobile devices, and hardware security modules. The chip is designed to support both post-quantum and traditional encryption methods, providing cryptographic agility as industry standards continue to evolve. The technology builds upon patents acquired from Radical Semiconductor and their founding team.

During 2025, the QCIM program advanced significantly from its prior preliminary research phase. In September 2025, Radical Semiconductor co-founders Sean Hackett and Zach Belateche joined BTQ full-time, with Sean Hackett leading silicon product development and Zach Belateche leading hardware security. With these additions, the Company intends to accelerate commercialization of the QCIM program. In October 2025, the Company signed the ICTK Agreements with ICTK, a leading South Korean secure-element manufacturer. The Development Services Agreement between the Company and ICTK (the "ICTK Development Agreement") covers the design, validation, tape-out, certification, and productization of a QCIM chip, with BTQ making an equity investment in ICTK under the Share Subscription Agreement.  The ICTK Agreements do not address commercialization rights or commercial manufacturing and production of the QCIM chip.

As of December 31, 2025, QCIM was in the pre-silicon validation phase, with architecture definition and prototyping underway. Subsequent to year-end 2025, the Company announced a 2026 collaboration with Taiwan's ITRI to validate QCIM in silicon and opened a commercialization hub in New York, New York, staffed with senior engineers to accelerate the path toward production-ready silicon.

The Company targets QCIM for deployment in high-assurance applications including cold and hardware wallets for digital assets, mobile authentication and fintech security, IoT endpoint protection, payment gateway infrastructure, and defense systems. The Company expects to deliver initial hardware to design partners on physical circuit boards for testing during 2026, with industry-specific certifications and broader commercialization to follow.

Bitcoin Quantum

Bitcoin Quantum is a permissionless, quantum-safe fork of Bitcoin that replaces Bitcoin's quantum-vulnerable Elliptic Curve Digital Signature Algorithm ("ECDSA") with Module-Lattice Digital Signature Algorithm ("ML-DSA"), the NIST-standardized post-quantum digital signature scheme published as Federal Information Processing Standard 204 in August 2024. Bitcoin Quantum is built on Bitcoin Core's proven codebase and incorporates a 64 MiB block size limit to accommodate post-quantum signatures, which are approximately 70 times larger than their classical counterparts, as well as a Post-Quantum Key infrastructure that enables the integration of future quantum-resistant signature algorithms as they become available.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

Bitcoin Quantum addresses an increasingly urgent security concern: as of April 21, 2026 approximately 5.4 million BTC, representing approximately US$350 billion in value, currently reside in addresses with exposed public keys that are vulnerable to future quantum attack. The product provides a production-grade proving ground for the cryptocurrency ecosystem to test quantum-resistant transactions and infrastructure without risking the Bitcoin mainnet, while also serving as a standalone quantum-safe network.

In October 2025, the Company announced the first successful demonstration of Bitcoin Quantum Core Release 0.2, completing the full flow of quantum-safe wallet creation, transaction signing and verification, and mining. The Company also established the BTQ Foundation, co-chaired by BTQ, to coordinate industry-wide quantum defense efforts including open-source development, consensus building, standards setting, and migration frameworks. In the fourth quarter of 2025, the Company completed security auditing and preparation for testnet launch.

The Company launched the Bitcoin Quantum testnet, a public, permissionless network with a block explorer and mining pool, on January 12, 2026, which coincided with the 17th anniversary of Bitcoin's genesis block. Leading digital asset research firm Delphi Digital published research characterizing Bitcoin Quantum as a "quantum canary" network, a critical testbed for the industry's quantum transition.

The Company is building multiple expected revenue streams around Bitcoin Quantum. The Company anticipates additional revenue opportunities through security-as-a-service models, premium settlement layers, and quantum certification services as the network matures.

Bitcoin Quantum represents the commercial evolution of the Company's prior quantum proof-of-work research conducted in collaboration with Macquarie University, which explored the application of quantum computing to blockchain proof-of-work mechanisms. The Company's published roadmap targets enterprise pilot programs with institutional digital asset managers in the first quarter of 2026, expects mainnet launch with migration tools in the second half of 2026, and expects integration with exchanges and custody providers during the first half of 2027.

QSSN

QSSN is a quantum-secure validation and wallet infrastructure product designed to enable banks, payment providers, and digital asset platforms to issue and manage stablecoins with built-in protection against quantum-era cybersecurity threats. The product is designed to provide quantum-safe smart account wallets for EVM-compatible blockchain networks, using ML-DSA post-quantum cryptography within the ERC-4337 account abstraction standard. This approach delivers familiar wallet user experience with post-quantum security, requires no modifications to underlying blockchain protocols, and protects institutional customers against "harvest now, decrypt later" attacks in which adversaries capture encrypted data today for future quantum decryption.

QSSN operates as a specialized validation service layer rather than a new blockchain. Validator nodes generate quantum-secure attestations using dual-signature mechanisms that combine classical ECDSA signatures with post-quantum ML-DSA signatures, ensuring backward compatibility with existing systems while providing quantum resistance. Economic coordination, including fee collection, distribution, and staking, is managed through smart contracts deployed on established platforms, leveraging battle-tested infrastructure rather than building new financial primitives. The system is designed to support institutional-scale throughput and maintains cryptographic proofs of all validations for audit and regulatory compliance purposes.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

The Company unveiled QSSN in June 2025 and subsequently commenced proof-of-concept deployments with Danal and Finger Inc. Group in South Korea. The Company intends to develop revenue opportunities from QSSN through validator node licensing fees, transaction-based validation fees with flexible pricing models supporting both crypto-native and fiat-linked pricing, and staking mechanisms that enable token holders to participate in network security.

QPerfect

On November 7, 2025, the Company entered into an Ordinary Share Subscription Agreement and acquired 217,865 shares of QPerfect, a technology company located in Strasbourg, France, for $3,263,521 (€2,000,000) which resulted in a 15.29% interest. Concurrent with the completion of this investment, the Company provided notice to exercise its option to acquire the remaining shares of QPerfect (the “QPerfect Acquisition”) which will be paid in cash and common shares of the Company. The closing of the QPerfect Acquisition was subject to certain conditions, including France’s foreign direct investment approval process and final approval of Cboe Canada. On July 7, 2026, the Company issued 2,195,929 common shares and paid $3,306,416 (€2,024,000) to complete the exercise of its option to acquire the remaining shares of QPerfect.

QPerfect's MIMIQ™ emulator is capable of simulating circuits of up to thousands of qubits. Subsequent to December 31, 2025, MIMIQ was integrated into SDT's QUREKA™ platform for commercial cloud-based quantum emulation. If completed, the QPerfect Acquisition is expected to be a key component of the Company's goal to provide vertically integrated quantum computing capabilities including quantum error correction research applicable to QCIM and have a European R&D base at the European Center for Quantum Science ("CESQ") in Strasbourg.

The QPerfect Acquisition is expected to provide BTQ with vertically integrated quantum computing capabilities that complement and strengthen the Company's hardware and software technologies, including quantum error correction research applicable to QCIM development, quantum sensing capabilities relevant to precision navigation and timing applications, and a European research and development base within one of Europe's leading quantum science institutions.

Trends

Quantum Computing

A growing area within the broader quantum technology ecosystem is quantum-resilient or quantum-secure cybersecurity. As quantum computing systems scale in capability, they are expected to pose a potential risk to widely used public-key cryptographic systems, including RSA and elliptic curve cryptography, which underpin much of today's secure communications infrastructure. If sufficiently powerful quantum computers are realized, certain currently deployed cryptographic systems could become vulnerable to quantum algorithms such as Shor's Algorithm.

While large-scale, fault-tolerant quantum computers have not yet been realized, the pace of development continues to accelerate. Several companies and research institutions have published roadmaps outlining the development of larger and more capable quantum processors. For example, IBM has announced multi-year plans to scale quantum processors and quantum computing systems, while other technology companies and startups are pursuing different hardware architectures including trapped-ion, superconducting, and photonic quantum systems.

In parallel with private sector activity, governments around the world continue to increase funding for quantum technologies as part of national technology and security strategies. Countries including China, the European Union, the United States, Japan, the United Kingdom, and Canada have announced multi-billion-dollar national initiatives supporting quantum research, infrastructure, and commercialization.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

Investment in quantum technology companies has also increased significantly in recent years, reflecting growing interest from venture capital, corporate investors, and government programs. As the ecosystem matures, industry participants are focusing not only on hardware development but also on software, cryptography, and security applications designed to support a future quantum-enabled computing environment.

Post-Quantum Cryptography

One of the most significant developments within the quantum security sector is the advancement of post-quantum cryptography ("PQC"). PQC refers to cryptographic algorithms that are designed to remain secure against both classical and quantum computing attacks.

A major driver of development in this area is the work of the National Institute of Standards and Technology ("NIST"), an agency of the U.S. Department of Commerce responsible for developing technology standards used globally across government and industry. NIST initiated a multi-year process in 2016 to evaluate and standardize quantum-resistant public-key cryptographic algorithms.

In 2022, NIST announced the first set of algorithms selected for standardization from its post-quantum cryptography competition, marking a significant milestone for the industry. Additional standards and implementation guidance have continued to progress, and organizations across sectors have begun planning migration strategies toward quantum-resistant cryptographic systems.

A key challenge associated with many PQC algorithms is the relatively large key sizes and signature sizes compared to classical cryptographic systems. These characteristics can create implementation challenges for certain applications, particularly those involving constrained computing environments, large distributed systems, or high-throughput transaction networks.

For example, distributed ledger technologies and blockchain networks rely on cryptographic signatures for transaction validation and consensus mechanisms. In some implementations, the larger signatures associated with certain PQC algorithms could significantly increase data storage requirements or network bandwidth usage if adopted directly without additional optimization.

As a result, research continues into cryptographic techniques that may enable quantum-resistant security while maintaining scalability and efficiency across modern digital infrastructure.

Competition and Market Participants

The quantum technology ecosystem includes a range of participants across hardware, software, and cybersecurity domains.

Several publicly traded companies are focused primarily on developing commercial quantum computing hardware platforms. These include companies such as D-Wave Quantum Inc., IonQ Inc., Rigetti Computing, Inc., and Arqit Quantum Inc.. These companies generally focus on the development of scalable quantum computing systems and related cloud-based quantum services rather than specifically on post-quantum cryptography or blockchain applications.

The post-quantum cybersecurity segment has also seen the emergence of several specialized companies and research organizations developing cryptographic solutions designed to address quantum computing risks.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

Examples include PQShield, which develops quantum-secure cryptographic solutions and contributes to post-quantum cryptographic standardization efforts, and ISARA Corporation, which focuses on cryptographic risk management and quantum-safe security solutions for enterprises and government organizations.

In addition, large technology companies are exploring quantum-resilient security approaches within broader enterprise technology platforms. For example, IBM provides enterprise blockchain and security solutions designed to support applications across industries such as supply chains, financial services, healthcare, and government.

Another notable participant in the broader quantum technology ecosystem is SandboxAQ, an enterprise software company that develops solutions combining artificial intelligence and quantum-related technologies for applications including cybersecurity, materials science, and financial modeling.

Given the breadth of approaches being pursued across the industry, including hardware development, cryptographic research, and enterprise software solutions, the market for quantum-resilient security technologies is expected to include a variety of specialized participants, potential collaborators, and emerging standards over time.

RESULTS OF OPERATIONS

For the three months ended June 30, 2026

The net loss for the three months ended June 30, 2026 was $16,745,152 (2025: $1,946,618). The main categories are listed below:

Revenue of $nil (2025: $65,497)

The Company’s one year licensing agreement with ZKP Corp. (“ZKP”), a company controlled by the former COO of the Company, ended in May 2025.

Business development, marketing, and promotion of $2,111,539 (2025: $173,146)

The increase is due to new marketing and promotion initiatives and increased business development during the period compared to the same period in the prior year. The Company spent more on marketing and promotion during the period to increase awareness of the Company’s product development and programs.

General and administrative of $683,528 (2025: $189,863)

The increase is mainly due to the scaling of operations, including leasing of office space. The increase is also attributable to a significant increase in our liability insurance coverage as a result of the increased risk relating to our listing on Nasdaq in the third quarter of 2025.

Professional fees of $4,407,248 (2025: $541,348)

The increase is mainly due to higher professional and legal fees incurred relating to enhanced reporting standards following the Nasdaq listing and prospective corporate development activities. The Company also incurred higher legal fees related to the pursuit of legal actions against a former director and officer.

Research and development of $2,944,867 (2025: $419,985)

The increase is due to the acceleration of research and development activities starting in the last quarter of 2025 including the hiring of additional US employees for the development of QCIM.

Share-based compensation of $7,764,424 (2025: $538,232)

The increase in share-based compensation was due to stock options, RSUs, and PSUs granted during the current period for the additional employees and consultants hired, amendments to contracts for key personnel with increased responsibilities, and continued recognition of equity awards granted in the second half of 2025.

Unrealized gain on investment of $1,775,887 (2025: $nil)

On December 15, 2025, the Company entered into an agreement in which it acquired 452,058 common shares of ICTK Co., Ltd., a publicly traded company in South Korea for $6,776,806. As at June 30, 2026, the fair market value of the investment was $7,507,011 (March 31, 2026 - $5,731,124), resulting in an unrealized gain of $1,775,887 for the three months ended June 30, 2026.

For the six months ended June 30, 2026

The net loss for the six months ended June 30, 2026 was $36,673,087 (2025: $3,758,598). The main categories are listed below:

Revenue of $nil (2025: $315,497)

The Company's one year licensing agreement with ZKP Corp. ("ZKP"), a company controlled by the former COO of the Company, ended in May 2025.

Business development, marketing, and promotion of $4,126,754 (2025: $349,678)

The increase is due to new marketing and promotion initiatives and increased business development during the period compared to the same period in the prior year. The Company spent more on marketing and promotion during the period to increase awareness of the Company's product development and programs.

General and administrative of $1,223,575 (2025: $287,211)

The increase is mainly due to the scaling of operations, including leasing of office space. The increase is also attributable to a significant increase in our liability insurance coverage as a result of the increased risk relating to our listing on Nasdaq in the third quarter of 2025.

Professional fees of $5,845,929 (2025: $1,187,606)

The increase is mainly due to higher professional and legal fees incurred relating to enhanced reporting standards following the Nasdaq listing and prospective corporate development activities. The Company also incurred higher legal fees related to the pursuit of legal actions against a former director and officer.

Research and development of $4,957,456 (2025: $713,526)

The increase is due to the acceleration of research and development activities starting in the last quarter of 2025 including the hiring of additional US employees for the development of QCIM.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

Share-based compensation of $19,364,263 (2025: $1,145,240)

The increase in share-based compensation was due to stock options, RSUs, and PSUs granted during the current period for the additional employees and consultants hired, amendments to contracts for key personnel with increased responsibilities, and continued recognition of equity awards granted in the second half of 2025.

Unrealized gain on investment of $408,118 (2025: $nil)

On December 15, 2025, the Company entered into an agreement in which it acquired 452,058 common shares of ICTK Co., Ltd., a publicly traded company in South Korea for $6,776,806. As at June 30, 2026, the fair market value of the investment was $7,507,011, resulting in an unrealized gain of $408,118 for the six months ended June 30, 2026.

USE OF AVAILABLE FUNDS

In connection with the Prospectus Supplement offering which closed on July 11, 2025, below is a reconciliation of the expected use of available funds against the actual use of such funds as of June 30, 2026:

Item	Use of Available Funds $	Actual Use of Available Proceeds as at June 30, 2026 $
QCIM	20,000,000	4,937,614
QPerfect investment	3,210,000	3,263,521
Selective strategic investments / IP acquisitions	3,750,000	7,737,627
General and administrative	3,000,000	16,703,660
Ongoing operations other R&D	6,600,000	3,251,925
Working capital	230,456	-
Total	36,790,456	35,894,347

As we utilized additional proceeds for strategic investments (mostly for the investment in ICTK) and general administrative expenses, this impacts our ability to achieve our business objectives relating to the development and commercialization of QCIM. We will need to obtain additional financing to achieve these objectives. See discussion under Liquidity and Capital Resources.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

SUMMARY OF QUARTERLY RESULTS

The following table sets out financial information for the past eight quarters:

	Three Months Ended
	June 30, 2026 $	March 31, 2026 $	December 31, 2025 $	September 30, 2025 $

Total revenues	-	-	-	-
Net loss	(16,745,152)	(19,927,935)	(11,823,110)	(9,024,165)
Net loss per share, basic and diluted	(0.12)	(0.14)	(0.09)	(0.07)

	Three Months Ended
	June 30, 2025 $	March 31, 2025 $	December 31, 2024 $	September 30, 2024 $

Total revenues	65,497	250,000	250,000	326,094
Net loss	(1,946,618)	(1,811,980)	(1,517,826)	(1,029,346)
Net loss per share, basic and diluted	(0.01)	(0.01)	(0.01)	(0.01)

The net loss for the quarter ended June 30, 2026 includes share-based compensation of $7,764,424 related to the issuance of stock options, restricted stock units, and performance stock units.

The net loss for the quarter ended March 31, 2026 includes share-based compensation of $11,599,839 related to the issuance of stock options, restricted stock units and performance stock units.

The net loss for the quarter ended December 31, 2025 includes share-based compensation of $4,941,347 related to the issuance of stock options, restricted stock units and performance stock units.

The net loss for the quarter ended September 30, 2025 includes share-based compensation of $4,505,665 related to the issuance of stock options and restricted share units.

Other than higher share-based compensation expense for the third and fourth quarters of 2025 and the first quarter of 2026 as outlined above, the increase in net loss for these quarters was due to the expansion of research and development activities, business development, expenses incurred relating to listing on Nasdaq, and corporate development activities.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2026, the Company had cash of $9,729,250 and working capital of $5,297,669 compared to cash of $20,939,224 and working capital of $20,239,094 as at December 31, 2025.

The Company’s operations used cash of $13,913,928 (2025: $3,607,017) during the six months ended June 30, 2026. The Company’s investing activities used cash of $816,822 (2025: $6,282). The Company’s financing activities provided $3,520,776 (2025: $257,300).

The Company’s aggregate operating, investing, and financing activities during the six months ended June 30, 2026 resulted in a decrease in its cash balance of $11,209,974 (2025: $3,355,999).

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 Year $	1-3 Years $	4-5 Years $	After 5 Years $
Lease obligations	1,447,351	298,483	709,764	439,104	-
Research and development obligations	13,209,988	8,946,988	4,263,000	-	-
Total contractual obligations	14,657,339	9,245,471	4,972,764	439,104	-

The Company's accounts payable and accrued liabilities are due in the short term. While the Company has been successful in obtaining the necessary financing through the issuance of common shares and convertible loans in the past, there is no assurance it will be able to raise funds in this manner in the future and there remain material uncertainties that may cast significant doubt as to the Company's ability to continue as a going concern.

The directors regularly review cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and discretionary business development opportunities.

The condensed interim consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. During the period ended June 30, 2026, the Company has not generated any revenues, has a net loss of $36,673,087, and has negative cash flow from operations of $13,913,928. As at June 30, 2026, the Company has an accumulated deficit of $101,924,049. The Company’s ability to continue its operations and to realize its assets at their carrying values is dependent upon obtaining substantial additional financing in the near term and, in the future, generating revenues sufficient to cover its operating costs. External financing is required in order to meet the Company’s liabilities and commitments as they become due and to extend the Company’s cash runway. There is no assurance that funding will be available to the Company on a timely basis, will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives or its obligations as they become due. Failure to raise additional substantial financing in the near term will adversely impact the Company’s ability to achieve its intended business objectives because without substantial additional capital, the Company may not be able to advance its research and development initiatives or meet its liabilities and commitments as they become due. The Company is reviewing its operating costs to identify those that can be reduced until such time that it can raise additional financing. The Company could be further required to significantly reduce its operating expenses and delay, reduce the scope of, or eliminate one or more of its research and development initiatives. The Company’s future viability is dependent on its ability raise additional substantial capital in the near term to finance its operations. These factors indicate a material uncertainty that may cast significant doubt on the ability of the Company to continue as a going concern. The condensed interim consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

Refer to the disclosures under "There is significant doubt about the Company's ability to continue as a "going concern" under Risk Factors.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements to which the Company is committed.

RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Key management personnel are persons responsible for planning, directing, and controlling the activities of an entity, and include all officers and directors of the Company. Related party transactions during the six months ended June 30, 2026 and 2025 were comprised of the following:

	Six months ended June 30, 2026 $	Six months ended June 30, 2025 $
License revenue earned from ZKP., a company controlled by Nicolas Roussy Newton (former Chief Operating Officer (“COO”) of the Company)	-	315,497
Business development fees incurred to Jeff Choi, Chief Strategy Officer (“CSO”) of the Company	62,083	-
Professional fees incurred to Saturna Group Chartered Professional Accountants LLP, a firm where the CFO, Lonny Wong, is a partner	42,000	42,000
Share-based compensation	3,359,150	35,610
Wages and benefits incurred to Christopher Tam, President of the Company	182,000	-
Wages and benefits incurred to Nicolas Roussy Newton (former COO)	-	87,975

During the six months ended June 30, 2026, the Company incurred research and development expenses of $592,058 (2025 - $nil) to QPerfect, its investment in associate.

Related party balances as at June 30, 2026 and December 31, 2025 are as follows:

As at June 30, 2026, the Company owed $136,462 (December 31, 2025 - $132,170) to Olivier Roussy Newton, the CEO of the Company, of which $109,628 (December 31, 2025 - $106,288) is included in accounts payable and accrued liabilities for business expenses paid on behalf of the Company.

As at June 30, 2026, the Company owed $28,419 (December 31, 2025 - $26,534) to Christopher Tam, the President of the Company, which is included in accounts payable and accrued liabilities for unpaid wages and business expenses incurred on behalf of the Company.

As at June 30, 2026, the Company owed $7,350 (December 31, 2025 - $nil) to Saturna Group Chartered Professional Accountants, a firm where the CFO of the Company, Lonny Wong, is a partner, which is included in accounts payable and accrued liabilities for the unpaid professional fees.

As at June 30, 2026, the Company owed $10,664 (December 31, 2025 - $nil) to Jeff Choi, CSO of the Company, which is included in accounts payable and accrued liabilities for the unpaid business development fees.

As at June 30, 2026, the Company the Company owed $70,278 (December 31, 2025 - prepaid expense of $203,970) for the research and development costs incurred to QPerfect, its investment in associate.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

RECENT ACCOUNTING PRONOUNCEMENTS

Amendments to the Classification and Measurement of Financial Instruments ("Amendments to IFRS 9 and IFRS 7")

In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7 which clarify the date of recognition and derecognition of some financial assets and liabilities with a new exception for some financial liabilities settled through an electronic cash transfer system, clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion, add new disclosures for certain instruments with contractual terms that can change cash flows such as instruments with features linked to the achievement of environment, social and governance targets; and update the disclosures for equity instruments designated at FVOCI. Amendments to IFRS 9 and IFRS 7 is effective for periods beginning on or after January 1, 2026. The Company adopted these amendments on January 1, 2026, and they did not have a material impact on the Company's condensed interim consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements ("IFRS 18") which will replace IAS 1, Presentation of Financial Statements. The key new concepts introduced in IFRS 18 relate to the structure of the consolidated statement of earnings (loss), required disclosures in the consolidated financial statements for certain earnings or loss performance measures that are reported outside an entity's consolidated financial statements and enhanced principles on aggregation and disaggregation which apply to the primary consolidated financial statements and notes in general. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027, and also applies to comparative information. The Company is still in the process of assessing the impact of this standard on its consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates and are not expected to have a significant impact on the Company's consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses in the reporting period. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Research and development costs

Research costs are recognized as an expense when incurred but development costs may be capitalized as intangible assets if certain conditions are met as described in IAS 38 Intangible Assets. Management has determined that development costs do not meet the conditions for capitalization under IAS 38 and all research and development costs have been expensed.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

Share-based compensation

Fair values of stock options are determined using the Black-Scholes option pricing model. Estimating fair value requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measurement of the fair value of the Company's stock options and performance warrants.

The Company also applies judgment in determining the expected vesting period and probability of achieving performance conditions associated with performance share units. These estimates are based on management's expectations of future performance and milestones, and may be revised as additional information becomes available. Changes in assumptions could impact the amount and timing of share-based compensation expense recognized.

Lease

Lease liabilities are measured at the present value of lease payments using the interest rate implicit in the lease, where readily determinable, or the Company's incremental borrowing rate. Determining the incremental borrowing rate requires judgment and considers factors including lease term, economic environment, and the Company's credit risk. Changes in these assumptions could impact the measurement of lease liabilities and right-of-use assets.

Deferred income taxes

The determination of income tax expense and the composition of deferred income tax assets and liabilities involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred income tax assets and liabilities, and interpretations of tax laws. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these interpretations, judgments, and estimates may materially affect the final amount of current and deferred income tax provisions, deferred income tax assets and liabilities, and results of operations.

Going concern presentation

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The assessment of the Company's ability to source future operations and continue as a going concern involves judgement. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. If the going concern assumption is not appropriate for the financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and the expenses and the statement of financial position classifications used.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Values

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

● Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

● Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

● Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Assets and liabilities measured at fair value on a recurring basis were presented on the Company's statement of financial position as at June 30, 2026 and December 31, 2025 as follows:

	Fair value measurements using
	Quoted prices in active markets for identical instruments (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $	Balance, June 30, 2026 $
Investments	7,507,011	-	1,732,370	9,239,381

	Fair value measurements using
	Quoted prices in active markets for identical instruments (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $	Balance, December 31, 2025 $
Investments	7,098,893	-	1,038,050	8,136,943

The fair values of the Company's other financial instruments, which include cash, short-term investments, accounts payable and accrued liabilities, lease liability, and due to related party, approximate their carrying values due to the relatively short-term maturity of these instruments.

Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and short-term investments. The Company limits its exposure to credit loss by placing its cash and short-term investments with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

Foreign Exchange Rate Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in a foreign currency.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

The following tables indicate the impact of foreign currency exchange risk on net working capital as at June 30, 2026 and December 31, 2025. The tables below also provide a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company's net loss by the amounts shown in the tables below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as at June 30, 2026 and December 31, 2025.

As at June 30, 2026	TWD	KRW	US$
Cash	485,111	-	2,807,378
Investments	-	8,186,770,380	-
Accounts payable and accrued liabilities	(85,226)	-	(2,436,204)
Lease obligations	-	-	(759,008)
Total foreign currency financial assets and liabilities	399,885	8,186,770,380	(387,834)
Impact of a 10% strengthening or weakening of foreign exchange rate	39,989	818,677,038	(38,783)

As at December 31, 2025	TWD	KRW	US$
Cash	43,511	-	218,798
Investments	-	7,180,489,272	-
Accounts payable and accrued liabilities	(185,400)	-	(782,639)
Total foreign currency financial assets and liabilities	(141,889)	7,180,489,272	(563,841)
Impact of a 10% strengthening or weakening of foreign exchange rate	(14,189)	718,048,927	(56,384)

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk as it does not have any liabilities with variable rates.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company relies on raising debt or equity financing in a timely manner. Refer to going concern disclosure under Liquidity and Capital Resources.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

The following amounts are the contractual maturities of financial liabilities as at June 30, 2026 and December 31, 2025:

As at June 30, 2026	Total $	Within 1 year $	Within 2-5 years $
Accounts payable and accrued liabilities	5,478,605	5,478,605	-
Lease obligations	1,447,351	298,483	1,148,868
Due to related parties	26,834	26,834	-
	6,952,790	5,803,922	1,148,868

As at December 31, 2025	Total $	Within 1 year $	Within 2-5 years $
Accounts payable and accrued liabilities	2,151,111	2,151,111	-
Due to related parties	25,882	25,882	-
Total	2,176,993	2,176,993	-

DISCLOSURE OF OUTSTANDING SHARE DATA

The authorized capital of the Company consists of an unlimited number of common shares without par value.

As of the date of this report, the Company had 147,080,677 common shares issued and outstanding, 306,673 share purchase warrants outstanding, 3,019,000 stock options outstanding, 4,969,300 RSUs outstanding, and 1,375,000 PSUs outstanding.

DISCLOSURE CONTROLS AND PROCEDURES

In accordance with National Instrument 52-109, Certification of Disclosure in Issuer's Annual and Interim Filings, management is responsible for the establishment and maintenance of disclosure controls and procedures ("DCP") and internal control over financial reporting ("ICFR"). The CEO and the CFO have designed, or caused to be designed under their supervision, the Company's DCP to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries has been recorded, processed, summarized and disclosed in a timely manner in accordance with regulatory requirements and good business practices and that the Company's DCP will enable the Company to meet its ongoing disclosure requirements.

The CEO and CFO have evaluated the effectiveness of the Company's DCP and have concluded that based on this evaluation, our DCP is effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The CEO and the CFO have designed, or caused to be designed under their supervision, the Company's ICFR in order to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in the annual or interim financial statements will not be prevented or detected on a timely basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

The CEO and CFO conducted an evaluation of the effectiveness of the Company's ICFR as at June 30, 2026 based on Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission for the Company as a whole. Based on this evaluation, management concluded that no material weaknesses existed as at June 30, 2026.

LIMITATION OF CONTROLS AND PROCEDURES

The Company's management, including its CEO and CFO, believe that any DCP and ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any control system will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective, control system, misstatements due to error or fraud may occur and not be detected.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes to our ICFR during the six months ended June 30, 2026, that could have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

INTELLECTUAL PROPERTY

The Company protects its intellectual property through various strategies, including non-disclosure agreements and applying for patents, when appropriate. Currently, the Company has the following patents and patent applications.

Granted Patents

Name	Assignee	Jurisdiction/s	Application No. (Patent No., if different than Application No.)	Status
A SYSTEM AND METHOD FOR QUANTUM-SAFE AUTHENTICATION, ENCRYPTION AND DECRYPTION OF INFORMATION	BTQ AG	Canada	CA 3078558	Expiring on October 8, 2038*
		Great Britain	EP 3692681	Expiring on October 8, 2038*
		Unitary Patent (EU)	EP 3692681	Expiring on October 8, 2038*
		United States	US 16/754,055 (US 11477017)	Expiring on October 8, 2038*
		United States	US 17/930,681 (US 11991275)	Expiring on December 17, 2038*
NON-VOLATILE STORAGE OF SECURE DATA IN 6T SRAM CELLS USING HOT CARRIER INJECTION	BTQ Technologies Corp.	United States	US 18/302,667 (US 12361987)	Expiring on August 21, 2043*
HIGH-RELIABILITY PROCESSING-IN-MEMORY WITH TRANSPOSE SUPPORT USING SPLIT-6T SRAM	BTQ Technologies Corp.	United States	US 18/302,674 (US 12658239)	Expiring on April 18, 2043*

*Subject to payment of all periodic patent annuity fees.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

Pending Patent Applications:

Name	Applicant(s)	Jurisdiction/s	Patent Application No.	Status	Maximum Patent term Subject to allowance and payment of periodic patent annuity fees
IMPROVED BLOCKCHAIN SYSTEM (POST-QUANTUM AGGREGATE SIGNATURES) AND METHOD	BTQ AG	Australia	AU 2023327708	Pending	August 14, 2043
		Canada	CA 3,265,180	Pending	August 14, 2043
		China	CN 2023800726237	Pending	August 14, 2043
		Europe	EP 23754332.7	Pending	August 14, 2043
		Hong-Kong	HK 62025116113.4	Pending	August 14, 2043
		Japan	JP 2025-508665	Pending	August 14, 2043
		United States	US 19/103296	Pending	August 14, 2043*
IMPROVED BLOCKCHAIN SYSTEM AND METHOD (DELAYED PROOF OF VALIDITY)	BTQ AG	Australia	AU 2023410365	Pending	December 19, 2043
		Canada	CA 3,277,359	Pending	December 19, 2043
		China	CN 2023800942039	Pending	December 19, 2043
		Europe	EP 23833134.2	Pending	December 19, 2043
		Hong Kong	HK 62026118304.5	Pending	December 19, 2043
		India	IN 202517067614	Pending	December 19, 2043
		Japan	JP 2025-535329	Pending	December 19, 2043
		Singapore	SG 11202504165X	Pending	December 19, 2043
		South Korea	KR 10-2025-7024285	Pending	December 19, 2043
		United States	US 19/140,064	Pending	December 19, 2043*

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

Name	Applicant(s)	Jurisdiction/s	Patent Application No.	Status	Maximum Patent term Subject to allowance and payment of periodic patent annuity fees
IMPROVED BLOCKCHAIN SYSTEM AND METHOD (QUANTUM ANALOGUES OF PROOF OF WORK SCHEMES)	BTQ AG	Australia	AU 2024281481	Pending	May 27, 2044
		Canada	CA 3,293,054	Pending	May 27, 2044
		China	To be confirmed	Pending	May 27, 2044
		Europe	EP 24728061.3	Pending	May 27, 2044
		India	IN 202517128799	Pending	May 27, 2044
		Japan	JP 2025-568813	Pending	May 27, 2044
		Singapore	SG 11202507877P	Pending	May 27, 2044
		South Korea	KR 10-2025-7042843	Pending	May 27, 2044
		United States	US 19/486,584	Pending	May 27, 2044*
SYSTEM AND METHOD FOR QUANTUM RANDOM NUMBER GENERATOR (QRNG)	BTQ AG	Europe	EP 24199620.6	Pending	September 10, 2044
		Patent Cooperation Treaty	PCT/EP2025/075823	Pending	Expires on March/April 10, 2027
IN-MEMORY HIGH PARALLELISM BIT-SERIAL POLYNOMIAL MULTIPLICATION	BTQ Technologies Corp.	United States	US 18/302,679	Pending	April 18, 2043*
IN-MEMORY REDUNDANT BINARY ARITHMETIC ON WIDE BITWIDTH INTEGERS	BTQ Technologies Corp.	United States	US 18/302,684	Pending	April 18, 2043*

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

Name	Applicant(s)	Jurisdiction/s	Patent Application No.	Status	Maximum Patent term Subject to allowance and payment of periodic patent annuity fees
QUANTUM COMPUTE-IN-MEMORY HARDWARE SECURE ENCLAVE AND METHODS FOR USING SAME	Belateche, Reinders and Hackett	United States	US 63/977,405	Pending	Provisional application will expire February 6, 2027 (Formalized patent application will be filed before then)
VLIW AND MASKING IN NEAR-MEMORY LOGIC FOR QCIM	Belateche and Reinders	United States	US 63/998,199	Pending	Provisional application will expire March 6, 2027 (Formalized patent application will be filed before then)
SIDE-CHANNEL SECURE BIT-SERIAL, WORD-PARALLEL CRYPTOGRAPHIC ACCELERATOR	Belateche and Reinders	United States	US 63/998,315	Pending	Provisional application will expire March 6, 2027 (Formalized patent application will be filed before then)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

Name	Applicant(s)	Jurisdiction/s	Patent Application No.	Status	Maximum Patent term Subject to allowance and payment of periodic patent annuity fees
SYSTEM AND METHOD FOR QUANTUM-RESISTANT PROCESSING OF USER OPERATIONS ON A COMPUTER-IMPLEMENTED SYSTEM	BTQ Technologies Corp.	Europe	EP 26174628.3	Pending	Filed as a provisional application. Formalized PCT application will be filed by April 24, 2027, and the maximum patent term from any PCT-derived applications will be April 24, 2047
METHODS AND SYSTEM FOR GENERATING A ONE-SHOT DIGITAL SIGNATURE	BTQ Technologies Corp.	Europe	EP 26178381.5	Pending	Filed as a provisional application. Formalized PCT application will be filed by May 12, 2027, and the maximum patent term from any PCT-derived applications will be May 12, 2047

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

Name	Applicant(s)	Jurisdiction/s	Patent Application No.	Status	Maximum Patent term Subject to allowance and payment of periodic patent annuity fees
SYSTEM AND METHOD FOR SECURELY MANAGING A CRYPTO KERNEL LIBRARY IN HIGH SECURITY FIRMWARE	Goncalves	United States	US 64/074,661	Pending	Provisional application will expire May 26, 2027 (Formalized patent application will be filed before then)
SYSTEM AND METHOD FOR CRYPTOGRAPHIC PROCESSING USING A PROCESSING-IN-MEMORY INSTRUCTION	BTQ Technologies Corp.	United States	US 64/117,124	Pending	Provisional application will expire July 22, 2027 (Formalized application will be filed before then)

*Subject to patent term extension.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

RISK FACTORS

The following is a summary of certain risk factors relating to the business. The risks presented below should not be considered exhaustive and may not be all of that the Company may face.

General Risks

Market risk for securities

There can be no assurance that an active trading market for the Company's shares will be sustained. The market price for the Company's Shares may be subject to wide fluctuations. Factors such as government regulation, price fluctuations, share price movements of peer companies and competitors, as well as overall market movements, may have a significant impact on the market price of the Company's securities. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of any particular company. Market forces may render it difficult or impossible for the Company to secure purchasers to purchase its securities at a price which will not lead to severe dilution to existing shareholders, or at all. In addition, shareholders may realize less than the original amount invested on dispositions of their shares during periods of such market price decline.

Foreign exchange risk

The Company is a Canadian company and fundraising is done in Canadian dollars, however, its operations are predominantly denominated in U.S. dollars, Australian dollars, South Korean won, Euros, and Taiwan dollars. As a result, the Company is subject to foreign exchange risks relating to the relative value of these foreign currencies as compared to the Canadian dollar. A decline in these foreign currencies could result in a decrease in the real value of the Company's revenues and adversely impact financial performance.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

Tax

No assurance can be given that new taxation rules will not be enacted or existing rules will not be applied in a manner which could result in the Company being subject to additional taxation or which could otherwise have a material adverse effect on the Company's results from operations and financial condition.

Investment risk

There is no assurance that the Company will achieve its investment objectives. An investment may not earn any positive return and may result in the loss of some or all of the capital invested.

There is significant doubt about the Company's ability to continue as a "going concern".

The Company has experienced operating losses in current and preceding years. As of June 30, 2026, December 31, 2025 and 2024, the Company has negative operating cash flows. These factors among others, raise significant doubt over the Company's ability to continue as a going concern. The Company expects to have ongoing requirements for capital investment or debt to implement its business plans to achieve revenue, control operating costs, and meet cash flow requirements. The Company's ability to continue as a going concern is dependent upon, among other things, the ability to raise substantial additional funds in the near term. This going concern risk may materially limit the Company's ability to raise additional funds through the issuance of new debt or equity or may adversely affect the terms upon which such capital may be available and the ability to raise funds on a timely basis. See the risk factor titled "Future capital requirements and uncertainty of additional funding". The Company has also implemented and may be required to further implement mitigation efforts to preserve capital. The inability to obtain sufficient financing on acceptable terms on a timely basis in the near term will have a material adverse effect on the Company's business, financial condition, results of operations, and prospects. The Company's ability to raise additional funds may also be adversely impacted by global economic conditions and volatility in the financial markets in Canada, the United States, and worldwide or other factors. There can be no assurance that the Company will be successful in obtaining additional funding at levels sufficient to fund its operations or on terms favourable or acceptable to it.

Refer to going concern disclosure and other information under Liquidity and Capital Resources.

Ability to generate profits

There can be no assurance that the Company will generate revenue or net profits in future periods. Further, there can be no assurance that the Company will be cash flow positive in future periods. In the event that the Company fails to achieve or, if achieved, maintain profitability in future periods, the value of the Company's shares may decline. In addition, if the Company is unable to achieve or maintain positive cash flows, the Company would be required to seek additional funding, which may not be available on favourable terms, if at all. Given the Company's lack of revenue, recurring net losses, and significant doubt about the Company's ability to continue as a "going concern", the Company needs to raise substantial additional funding, which may not be available on favourable terms. See the risk factor titled "There is significant doubt about the Company's ability to continue as a "going concern".

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

Future capital requirements and uncertainty of additional funding

The Company requires funding through debt or equity offering for its ongoing and future activities. There can be no assurance that BTQ will be able to obtain adequate financing in the future on  timely basis or that the terms of such financing will be favourable. Failure to obtain additional financing could cause BTQ to reduce or terminate its operations.

If additional funds are raised through further issuances of equity or securities convertible into equity, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences, and privileges superior to those of other BTQ securityholders. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for BTQ to obtain additional capital and to pursue business opportunities.

Management of growth

The Company has recently experienced, and may continue to experience, growth in the scope of its operations. This growth has resulted in increased responsibilities for the Company's existing personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Company will need to continue to implement and improve its operational, financial and management information systems, as well as hire, manage and retain its employees and maintain its corporate culture including technical and customer service standards. Additionally, the Company will need to raise additional funds to support higher levels of operating expenses. There can be no assurance that the Company will be able to manage such growth effectively, including through the ability to raise sufficient additional funds, or that its management, personnel or systems will be adequate to support the Company's operations.

Reputational risks

The Company may be subject to reputational harm arising from public statements, allegations, or dissemination of information by former directors, officers, or other insiders. A former director and officer of the Company has publicly disseminated, and may continue to disseminate, negative statements, false and defamatory allegations, and other information regarding the Company, its management, and its board of directors. This former director and officer has also made and continues to make threats in an effort to tortiously interfere with the Company’s business relationships and business expectancies. Such public statements, whether or not accurate, could materially harm the Company's reputation with investors, business partners, regulators, and other stakeholders. It could also result in decreased investor confidence, increased stock price volatility, increased regulatory scrutiny or inquiries, damage to existing and prospective business relationships, difficulty attracting and retaining qualified directors, officers, and employees, and increased costs associated with responding to or addressing such statements, including potential litigation expenses.

In response, the Company has pursued legal actions against the former director and officer, and against two third-party providers, in United States Federal District Court. The Court held that the Company was likely to prevail on the merits, and granted the Company temporary injunctive relief and a further preliminary injunction enjoining the former director and officer from continuing to publish or otherwise disseminate false and defamatory information, or confidential information. The Court has also enjoined this individual from engaging in continued harassment of the Company’s executives, employees, officers, business partners, and counsel. The Company is now seeking a default judgment against the former director and officer, contempt sanctions, monetary and other damages, and permanent injunctive relief. The Company has furthermore pursued legal action in other jurisdictions to secure compliance with the Federal District Court’s orders.

The prevalence of electronic communications and the viral nature of social media may amplify the reach and impact of the former director and officer’s defamatory statements, harassing communications, and any similar communications beyond their original audience, and the Company may have limited ability to control, counteract, or mitigate these harassing communications or the dissemination of information once it has been published.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

The ongoing litigation required to secure permanent relief and seek appropriate damages will continue to be costly and time-consuming, and may not result in a favourable outcome. If any injunction, final ruling, or award of damages is modified, vacated, or appealed, or if the Company ultimately does not ultimately prevail on the final merits of the lawsuit, the Company could face additional reputational risks. Additionally, such efforts may themselves generate further negative publicity. There can be no assurance that the Company's reputation, business, results of operations, financial condition, prospects, and stock price will not be materially adversely affected by these or similar statements and actions in the future.

Operational risks

The Company may be subject to operational harm arising from the unauthorized access to and use of Company domains by former directors, officers, or other insiders. A former director and officer of the Company retained control of the domain register under which certain Company domains were registered. The former director and officer of the Company used this control to unlawfully access and temporarily take control over certain Company domains, causing temporary disruptions to Company operations, including impacts to the Company’s public website and emails. The Company has pursued legal action against the former director and officer and against two third-party providers in United States Federal District Court, and has been awarded injunctive relief, thereby permitting the Company to regain control over the impacted domains and to restore the Company’s public website to its original status. However, this legal action remains ongoing and success on the merits is not guaranteed.

The complexity of corporate systems and Company's reliance on third-party providers and platforms may amplify the operational risk and impact of such insider interference.

The ongoing litigation required to secure permanent relief and seek appropriate damages will continue to be costly and time-consuming, and it may divert Company resources and employee attention away from day-to-day business operations.

If any injunction, final ruling, or award of damages is modified, vacated, or appealed, or if the Company does not ultimately prevail on the final merits of the lawsuit, the Company could face further impacts to its systems and digital assets, face retaliatory counterclaims, or be forced to incur substantial capital expenditures to remediate. There can be no assurance that the Company's systems, operational continuity, business, financial condition, prospects, and stock price will not be materially adversely affected by this or similar insider threats in the future.

Cybersecurity risks

Cyber incidents can result from deliberate attacks or unintentional events, and may arise from internal sources (e.g., current and former employees, contractors, service providers, suppliers and operational risks) or external sources (e.g., nation states, terrorists, hacktivists, competitors and acts of nature). Cyber incidents include unauthorized access to information systems and data (e.g., through hacking or malicious software) for purposes of misappropriating or corrupting data or causing operational disruption. Cyber incidents also may be caused in a manner that does not require unauthorized access, such as causing denial-of-service attacks on websites (e.g., efforts to make network services unavailable to intended users). A cyber incident that affects the Company might cause disruptions and adversely affect its business operations, and might also result in violations of applicable law (e.g., personal information protection laws), each of which might result in potentially significant financial losses and liabilities, regulatory fines and penalties, reputational harm, and reimbursement and other compensation costs. For example, a former director and officer of the Company retained control over the domain register under which btq.com was registered. The former director and officer of the Company used this control to unlawfully access and temporarily take control over the Company’s domain, causing temporary disruptions to Company operations, including impacts to the Company’s public website and emails. See the risk factor titled “Operational risks.” Any future incidents could have similar or more similar effects on the Company and its operations. In addition, substantial costs might be incurred to investigate, remediate, and prevent cyber incidents.

PFIC risk

If the Company was classified as a “passive foreign investment company” or “PFIC”, adverse tax U.S. federal income tax consequences may result for U.S. investors. Based on its current business plans and expected income, assets and activities, the Company believes that there is a significant risk that it may be classified as a PFIC (as defined [below/above] under the heading “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Rules”) for its current tax year and may be classified as a PFIC for subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning the Company’s status as a PFIC has been obtained or requested, or is currently planned to be requested. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Consequently, there can be no assurance that the Company has never been, is not, and will not become a PFIC for any tax year during which U.S. Holders (as defined [below/above] under the heading “Certain United States Federal Income Tax Considerations”) hold Common Shares. If the Company is a PFIC for any year during a U.S. Holder’s holding period of Common Shares, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of its Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. Holder. Subject to certain limitations, these tax consequences may be altered if a U.S. Holder makes a timely and effective QEF Election (as defined [below/above] under the heading “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Rules”) or a Mark-to-Market Election (as defined below under the heading “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Rules”). U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record-keeping requirements of a QEF (as defined below under the heading “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Rules”), or that the Company will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary of the Company that is also classified as a PFIC. Accordingly, prospective investors should assume that a QEF Election will not be available. A U.S. Holder that makes the Mark-to-Market Election with respect to the Common Shares generally must include as ordinary income each year the excess of the fair market value of the Common Shares, over the U.S. Holder’s adjusted tax basis therein. This paragraph is qualified in its entirety by the discussion [below/above] under the heading “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.” Each potential investor who is a U.S. Holder should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of Common Shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

Business and Industry Risks

Regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of digital assets in a manner that adversely affects the Company's operations

Due to their global nature, blockchain-related technologies and encryption-related technologies are subject to regulatory fragmentation due to different treatment depending on jurisdiction. Certain governments have categorized certain blockchain technologies as illegal, while others have embraced their utility and have approved them for trade. Ongoing and/or future regulatory actions may have a substantial impact on the Company's business operations.

Acquisition integration risk

The Company has completed or announced several strategic acquisitions, including the QPerfect Acquisition. The integration of acquired businesses, technologies, and personnel involves significant risks, including the potential for unanticipated liabilities, difficulties in retaining key personnel, challenges in integrating different corporate cultures, and the diversion of management's attention from existing operations. Failure to successfully integrate acquisitions could have a material adverse effect on the Company's business, financial condition, and results of operations.

QCIM chip-related intellectual property risk

Under the ICTK Development Agreement, the parties jointly own any intellectual property developed under the agreement, with each party having the right to use and license such jointly owned intellectual property without consent or a duty of accounting to the other party. This means ICTK can license this jointly owned intellectual property to a third party, including Company competitors, or otherwise use such intellectual property for the benefit of Company competitors, which could limit the Company's competitive advantage despite its investment in the form of time, resources and payments under the ICTK Development Agreement. In addition, ICTK has right of first negotiation in the event the Company would like to sell or transfer the deliverables, the chip, the certification or the verification results of the Company's own background technology in relation to the QCIM chip to any third party, which could delay or otherwise limit the Company's ability to sell these assets or its related business.

Pre-revenue product commercialization risk

All of the Company's principal products, including QCIM, Bitcoin Quantum, and QSSN, are in pre-revenue stages of development. The Company has not generated material revenue from any of its core products and there is no assurance that any of the Company's products will achieve commercial viability, generate revenue, or achieve market acceptance. ICTK is the Company's sole partner for QCIM chip development and certification. If ICTK were to experience financial difficulties, fail to perform its obligations under the ICTK Development Agreement or if the relationship were to terminate for any reason, the Company's ability to commercialize QCIM could be materially delayed or prevented. The transition from research and development to commercial revenue involves significant technical, market, and operational risks. Under the ICTK Development Agreement, the Company has committed US$10,000,000 to the development and validation of a QCIM chip but does not have rights to commercialize the chip. The Company will need to procure additional rights to ICTK technology for commercialization of the chip and will need to pay royalties or other fees for such rights, all on terms to be agreed. ICTK could choose not to provide such rights or provide them for royalty rates or other fees that could materially limit the Company's generation of profits.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of the common shares of the Company issued in respect of the at-the-market offering pursuant to the Company’s prospectus supplement dated June 18, 2026, to the short form base shelf prospectus dated April 29, 2025, as amended on September 22, 2025 (the “Common Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from or relating to the acquisition, ownership or disposition of the Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to such U.S. Holder, including, without limitation, specific tax considerations to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, or non-U.S. tax considerations applicable to U.S. Holders relating to the acquisition, ownership or disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations applicable to the acquisition, ownership and disposition of Common Shares.

No ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to a U.S. Holder arising from or relating to the acquisition, ownership or disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated thereunder, published rulings of the IRS, published administrative positions of the IRS, the Convention between the United States of America and Canada with Respect to Taxes on Income and on Capital of 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this MD&A. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the United States;
  a corporation organized under the laws of the United States, any state thereof or the District of Columbia;
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
  a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are banks, financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Common Shares in connection with the exercise or cancellation of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships, S corporations or other “pass-through” entities (and investors in such partnerships, S corporations and entities); (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the Company’s outstanding shares; (j) are U.S. expatriates or former long-term residents of the United States; (k) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; or (l) are subject to special tax accounting rules with respect to Common Shares. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax considerations applicable to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other pass-through entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax considerations to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or other owners or participants). This summary does not address the tax considerations to any such entity, arrangement or partner (or other owner or participant). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as other pass-through entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax considerations arising from and relating to the acquisition, ownership and disposition of Common Shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

Passive Foreign Investment Company Rules

If the Company is a “passive foreign investment company” within the meaning of Section 1297(a) of the Code (a “PFIC”) for any taxable year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax considerations applicable to such U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. Based on its current business plans and expected income, assets and activities, the Company believes that there is a significant risk that it may be classified as a PFIC for its current tax year and may be classified as a PFIC for subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning the Company’s status as a PFIC has been obtained or requested, or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, the PFIC status of the Company and the PFIC status of any of its non-U.S. subsidiaries for the current tax year or any future tax year cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company concerning its PFIC status or the PFIC status of any of its non-U.S. subsidiaries. If the Company is a PFIC for any tax year during which a U.S. Holder holds Common Shares, the Company will generally continue to be treated as a PFIC with respect to such U.S. Holder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and the PFIC status of each of its non-U.S. subsidiaries.

In any tax year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC for a given tax year if, for that tax year, (a) 75% or more of the gross income of the Company is passive income (the “PFIC income test”) or (b) 50% or more of the value of the assets of the Company either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and PFIC asset test, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (i) held a proportionate share of the assets of such other corporation and (ii) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is classified as a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax on their proportionate share of (i) any “excess distributions”, as described below, on the stock of a Subsidiary PFIC and (ii) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC upon the sale or disposition of Common Shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

Default PFIC Rules Under Section 1291 of the Code

If the Company is classified as a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax considerations applicable to such U.S. Holder of the ownership and disposition of the Common Shares will depend on whether and when such U.S. Holder makes elections to treat the Company and each of its Subsidiary PFICs, if any, as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to its Common Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder” and will generally be subject to tax as described below.

A Non-Electing U.S. Holder will be subject to the default rules of Section 1291 of the Code described below with respect to (a) any gain recognized on the sale or other taxable disposition of the Common Shares and (b) any excess distribution received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, if the Company were to be classified as a PFIC during a Non-Electing U.S. Holder’s holding period of Common Shares, any gain recognized on the sale or other taxable disposition of the Common Shares (or deemed to be received by the U.S. Holder as the result of a distribution by a Subsidiary PFIC), and any “excess distribution” received on the Common Shares to its shareholder that is deemed to be received by a U.S. Holder, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the Company became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is classified as a PFIC for any tax year during which a Non-Electing U.S. Holder owns Common Shares and the Company ceases to be PFIC, the Non-Electing U.S. Holder may terminate ongoing deemed PFIC status with respect to the Company by electing to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes and maintains a timely and effective QEF Election for the first tax year, if any, that the Company is a PFIC in which the U.S. Holder’s holding period of its Common Shares begins generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes and maintains a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (i) net long-term capital gain over (ii) net short-term capital loss, and “ordinary earnings” are the excess of (x) “earnings and profits” over (y) net capital gain. A U.S. Holder that makes and maintains a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is classified as a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year, if any, in which the Company is classified as a PFIC and has no net income or gain, U.S. Holders that have made and maintained a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made and maintained a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

A U.S. Holder that makes and maintains a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits”, as computed under U.S. federal income tax principles, that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of the Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year, if any, in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder will be subject to the QEF Election rules and will continue to be subject to tax under the default rules of Section 1291 of the Code discussed above with respect to the Common Shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election is made on a shareholder-by-shareholder basis and will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during such tax year in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC again in a later tax year, the QEF Election will still be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company is classified as a PFIC.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, if any, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the default rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

U.S. Holders should be aware for each tax year, if any, that the Company is classified as a PFIC, the Company can provide no assurances that it will satisfy the record-keeping requirements of a QEF, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to it or to any Subsidiary PFIC. Because the Company may own shares in one or more Subsidiary PFICs at any time, U.S. Holders will continue to be subject to the default PFIC rules discussed above with respect to the taxation of gains and excess distributions with respect to any Subsidiary PFIC for which the U.S. Holders do not obtain such required information. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to the Company and any of its Subsidiary PFICs. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to its Common Shares only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to Section 11A of the U.S. Securities Exchange Act of 1934, as amended, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The Company’s Common Shares are listed on the Nasdaq, which is a qualified exchange for this purpose. Each U.S. Holder should consult its own tax advisor regarding the application of the marketable stock rules.

A U.S. Holder that makes a timely and effective Mark-to-Market Election generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to the Company’s Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares for which the Company is classified as a PFIC, if any, (and such U.S. Holder has not made a timely QEF Election), the default rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a timely and effective Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the U.S. Holder’s Common Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a timely and effective Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of the Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to all of the Company’s marketable stock that the U.S. Holder owns, directly or indirectly, at the time of the election or that is subsequently acquired and applies to the tax year for which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning if such stock is not itself marketable stock. Hence, the Mark-to-Market Election would not be effective to avoid application of the default PFIC rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that has not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations) in the event that the Company is a PFIC during such U.S. Holder’s holding period for the relevant Common Shares. However, the specific U.S. federal income tax considerations applicable to a U.S. Holder may vary based on the manner in which the Common Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992.  Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers must apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is classified as a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

In addition, a U.S. Holder who acquires Common Shares from a decedent generally will not receive a “step up” in tax basis of such Common Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and each U.S. Holder should consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules (including the availability and advisability of a QEF Election or Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Common Shares.

Ownership and Disposition of the Common Shares

The following discussion is subject in its entirety to the rules described above under the heading “Passive Foreign Investment Company Rules”.

Distributions on the Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will generally be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the Company’s current and accumulated “earnings and profits”, as computed in accordance with U.S. federal income tax principles. To the extent that a distribution exceeds the Company’s current and accumulated “earnings and profits”, such distribution will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of the Common Shares” below). However, the Company does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on the Common Shares generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a securities market in the United States, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company is not classified as a PFIC in the tax year of distribution or in the preceding tax year. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates (rather than preferential rates for qualified dividend income to the extent otherwise applicable) if the Company is a PFIC for the tax year of such distribution or the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of the Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of any cash received plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in such Common Shares sold or otherwise disposed of. A U.S. Holder’s initial tax basis in the Common Shares generally will be such holder’s U.S. dollar cost for such Common Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Common Shares have been held for longer than one year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or payment received in foreign currency on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the Common Shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S.-source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of foreign currency.

Foreign Tax Credit

Dividends paid on the Common Shares will be treated as foreign-source income and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Common Shares generally will be U.S.-source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian-source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The U.S. Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Information Reporting and Backup Withholding

Under U.S. federal income tax laws and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement with, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 926 and/or an IRS Form 8938.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

Payments made within the United States or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2026

FORWARD-LOOKING STATEMENTS

This MD&A includes certain statements that may be deemed "forward-looking statements" concerning the future performance of the Company's business, its operations, its financial performance and condition, including its ability to continue as a going concern and its ability to raise sufficient timely funding to meet obligations as they are due and advance the Company's business, as well as management's objectives, strategies, product strategies, research and development plans, acquisition and joint venture strategy, market expectations, beliefs and intentions. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All statements in this report that do not directly and exclusively relate to historical facts, constitute forward-looking statements. These statements represent the Company's intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. The Company disclaims any intention or obligation to update or revise such forward-looking statements, as a result of new information, future events or otherwise. Factors that may cause actual results to vary from forward looking statements include, but are not limited to, the Company's ability to access capital, competitive risks and reliance on key personnel, as described in more detail in this document under "Risk Factors". Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.